

June 11, 2020

John Temperato
Chief Executive Officer
9 METERS BIOPHARMA, INC.
8480 Honeycutt Road, Suite 120
Raleigh, NC 27615

> **Re: 9 METERS BIOPHARMA, INC.**
> **Registration Statement on Form S-3**
> **Filed June 1, 2020**
> **File No. 333-238850**

Dear Mr. Temperato:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed June 1, 2020

General

1.   We note you have not provided financial statements in connection with your acquisition of Naia Rare Diseases, Inc. in this registration statement. Provide us with your analysis as to why these financial statements are not required, including the tests of significance for the acquisition. Please see Item 11(b)(i) of Form S-3 and Rule 8-04 of Regulation S-X.

2.   Please file the financial statements referenced in your Form 8-K filed on May 4, 2020.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Gabor at 202-551-2544 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alexander M. Donaldson, Esq.